SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 03 November 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

3 November
, 2009

BP AND CNPC TO
DEVELOP
IRAQ
'S SUPER-GIANT RUMAILA FIELD

BP, and China National Petroleum Corporation (CNPC), announced today that they have signed a technical service contract with Iraq's state-owned South Oil Company (SOC) to expand production from the Rumaila oilfield, near Basra in southern Iraq. The signing follows BP's successful bid for the contract with CNPC in Baghdad in June.
The consortium led by BP (38 per cent) with partners CNPC (37 per cent) and the Iraq government's representative State Oil Marketing Organisation (SOMO - 25 per cent), has agreed to nearly triple the Rumaila field's output to almost 3 million barrels of oil a day (b/d), which would make it the world's second largest producing oilfield.

BP
and CNPC
plan to

invest

approximately

$15 billion
in cash
 over the
20 year
lifetime of the contract

with the intention of increasing
plateau
production
 to 2.85 million b/d
in the second half of the next decade.

Once production has been raised by 10
 per cent
 from its current level of about 1 million b/d
, costs

will start to be
 recovered,
and fees of
$2 a barrel
earned on the
 incremental oil

production
.

"We are pleased to have this opportunity to work with the people of
Iraq
 to develop one of the world's great oilfields and we see this as the beginning of a long-term relationship with
Iraq
," said BP's chief executive Tony Hayward.
"We are also pleased to have the opportunity to help Iraq rebuild its economy after years of war and sanctions. The investment in Rumaila will support Iraq in achieving its ambition of becoming a major player in global oil markets once again and will catalyze training and development opportunities for the many thousands of Iraqi workers on Rumaila," Hayward added.

The Rumaila Field Operating Organisation (ROO) will manage the rehabilitation and expansion project. ROO will be staffed mainly by employees from South Oil Company and will contain a small number of technical experts and managers from BP and CNPC.
BP has already gained
information about

the
Rumaila
 field
 through a
three year memorandum of understanding to provide technical assistance from 2005
and
historically
has

knowledge of the field's geology da
ting back to discovery in 1953.

BP and its partners
intend to
use
 their
 reservoir management
expertise to
boost recovery and increase production from the Rumaila field, focussing initially on waterflood
and gas reinjection
optimization.

Further enquiries:
BP
 press office - tel: +44 (0)20 7496 4
076
- ENDS -

                  **********************

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 November 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary